Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

June 24, 2011	Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

BY EDGAR	Lawrence R. Hamilton Direct Tel +1 312 701 7055 Direct Fax +1 312 706 8333 lhamilton@mayerbrown.com

Edward P. Bartz

Law Clerk

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Duff & Phelps Global Utility Income Fund Inc.

Registration Statement on Form N-2

File Nos. 333-172883 and 811-22533

Dear Mr. Bartz:

On behalf of the above-captioned registrant (the “Fund”), this letter is submitted supplementally to confirm and augment our oral discussions on June 23, 2011 regarding a proposed addition to the Fund’s investment policies set forth in the above-captioned registration statement (the “Registration Statement”).

We understand from our discussions that the staff of the Commission (the “Staff”) is concerned about certain ramifications of the change in name of the Fund from “Duff & Phelps Global Utility and Midstream Energy Income Fund Inc.” to “Duff & Phelps Global Utility Income Fund Inc.” As you have noted, the Fund is permitted to invest up to 60% of its total assets in companies in the midstream energy sector. As defined in the Registration Statement, the midstream energy sector consists of companies involved to a significant extent in the gathering, transportation, processing, storing, marketing or distribution of natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal. As indicated in my June 22, 2011 letter responding to the Staff’s previous comments, the Fund believes it is appropriate for a utility fund to include investments in the midstream energy sector because the activities of midstream energy companies are an integral part of the supply chain by which utilities provide electricity and gas to customers.

We understand from our discussions that the foregoing rationale is not acceptable to the Staff because the Staff views the utility industry as having a distinct identity in the mind of investors as being a regulated industry. Specifically, we understand that the Staff believes that the name “Duff & Phelps Global Utility Income Fund Inc.” could lead investors to expect that the Fund is investing primarily in regulated companies – and to the extent that the midstream energy companies in which the fund invests are unregulated, investors’ funds could be invested in companies having a different risk profile than what the Fund’s name had led them to expect.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mr. Edward P. Bartz

Securities and Exchange Commission

June 24, 2011

In our discussions, however, we pointed out that midstream energy companies are not necessarily unregulated. For example, one major category of midstream energy company activities is natural gas pipelines – which are regulated by the Federal Energy Regulatory Commission (in the case of interstate pipelines) or state regulatory agencies (in the case of intrastate pipelines).

Although the Fund continues to believe it is appropriate for a utility fund to include investments in the midstream energy sector, in order to address the Staff’s concern, the Fund is willing to adopt the following additional investment policy:

No more than 20% of the Fund’s total assets will be invested in securities of midstream energy companies that are not regulated by a governmental agency. A company will be deemed to be regulated by a governmental agency if at least 50% of its assets, gross income or profits are committed to or derived from activities that are regulated by an agency or instrumentality of the federal government or a state or local government.

The use of a 50% test to define whether a company is deemed to be regulated or unregulated takes account of the fact that even regulated utilities often engage in activities that are not regulated in addition to their regulated activities. In other words, whether or not a company is regulated is not an “all or nothing” proposition. The use of a 50% test is also consistent with the test used by the Fund to determine the sector to which a particular company belongs. As is currently set forth in the Registration Statement:

A company will be deemed to be involved to a significant extent in a sector if at least 50% of its assets, gross income or profits are committed to or derived from the activities described as pertaining to that sector.

The Fund believes that limiting investments in midstream energy companies that are not regulated to 20% of the Fund’s total assets will appropriately align the Fund’s investments with the potential expectations of investors who would expect a utility fund to make its investments primarily in regulated companies.

If the foregoing proposal is acceptable to the Staff, then the additional investment policy described above will be incorporated (along with the other changes outlined in my letter of June 22, 2011, which you indicated were generally acceptable to the Staff) into Amendment No. 1 to the Registration Statement, which the Fund intends to file with the Securities and Exchange Commission (the “Commission”) promptly thereafter.

*            *            *             *

Mr. Edward P. Bartz

Securities and Exchange Commission

June 24, 2011

The Fund acknowledges that (i) the Fund and its management are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff; (ii) Staff comments on the filings, or changes in disclosure in response to Staff comments on the filings, do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions regarding the above responses or the Amended Registration Statement should be directed to either Lawrence R. Hamilton at (312) 701-7055 or Amy Ward Pershkow at (202) 263-3336.

Thank you for your attention to this filing.

Very truly yours,

/s/ Lawrence R. Hamilton

Lawrence R. Hamilton

cc:	Nathan I. Partain

Amy Ward Pershkow